May 2, 2022

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Andi Carpenter

 Kevin Stertzel

Re:	Gentherm Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 17, 2022

File No. 000-21810

Dear Ms. Carpenter and Mr. Stertzel,

We submit this letter in response to the comment provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) on April 13, 2022, with respect to the above-referenced filing of Gentherm Incorporated (the “Company”). The Company has included the comment from the Staff’s letter in italics and included the Company’s response directly below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairments of Goodwill, page 42

1.

We note your Medical Segment has generated operating losses in two of the three years presented, as well as a significant cumulative operating loss over the three year period. Please tell us and disclose in future filings, the percentage or amount by which the fair value of your reporting units exceeds their carrying value. To the extent you believe the fair value “substantially exceeds” the carrying values of your reporting units, please add disclosure stating such. For any reporting units that have fair values which are not substantially in excess of carrying values, provide information for investors to assess the probability of future goodwill impairment charges, including the following:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the specific critical assumptions used in your fair value determinations;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Company’s Medical Segment is comprised of one reporting unit (the “Medical Reporting Unit”). The fair value of the Medical Reporting Unit exceeded its carrying value by approximately 60% as of the impairment test performed in the fourth quarter of 2021, which we believe represents substantial excess over the carrying value.

The Company had no material reporting units in its Automotive Segment with a fair value that was not substantially in excess of its respective carrying value as of the fourth quarter of 2021.

To the extent all material reporting units continue to not be at risk of failing the quantitative goodwill impairment test, this fact will be explicitly disclosed in future filings on Form 10-K. If one or more reporting units becomes at risk of failing the quantitative goodwill impairment test in the future, the appropriate disclosures under Item 303(b)(3) of Regulation S-K, Section V of Release 34-48960 and Section 9510 of the SEC Financial Reporting Manual will be included in future filings on Form 10-K and as otherwise required.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have additional questions or comments, please contact Matteo Anversa at 248-513-8972.

Sincerely,

/s/ Matteo Anversa

Matteo Anversa

EVP, Chief Financial Officer and Treasurer, Gentherm Incorporated

cc:	Philip Eyler, President and Chief Executive Officer, Gentherm Incorporated

Wayne Kauffman, SVP, General Counsel and Secretary, Gentherm Incorporated